Exhibit 99


PRESS RELEASE                                                       ROSTELECOM


    ROSTELECOM WILL OFFER DISCOUNTS ON DLD AND ILD CALLS FOR ITS MOSCOW
         SUBSCRIBERS COMMENCING OCTOBER 8, 2003 AND INTRODUCE NEW
             COMPETITIVE TARIFFS FOR ILD CALLS ON A NUMBER OF
                  DIRECTIONS EFFECTIVE OCTOBER 15, 2003


Moscow - October 07, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced introduction of discounts for subscribers of its Moscow branch (MMT) on domestic (DLD) and international long-distance (ILD) calls commencing October 8, 2003. Beginning October 15, 2003 the Company will also lower its ILD tariffs on a number of directions.

Discounts will be offered to MMT subscribers that have Telecommunications Services Agreements in place, have no arrears in payments to Rostelecom and have entered into Discount Agreements with the Company. The level of a discount is determined each month on the basis of the surplus of the total amount payable by subscriber for the services provided at current tariffs over a guaranteed amount of payments by the subscriber.

The guaranteed amount of payments for subscribers is determined on the basis of an average monthly volume of DLD and ILD services provided to them over the last 12 months. The guaranteed payment amount will be stipulated for each subscriber in the Discount Agreement and should not be less than 20 000 rubles (excluding
VAT).

DLD tariffs
Guaranteed payment amount - not less than 20,000 rubles (excl. VAT).
--------------------------------------------------------------------
--------------------------------------------- ---------------------
                The surplus                     Applied discount
     over the guaranteed payment amount
--------------------------------------------- ---------------------
-------------------------- ------------------ ---------------------
      Ranging from:               To:
-------------------------- ------------------ ---------------------
-------------------------- ------------------ ---------------------
           10%                    20%                  5%
-------------------------- ------------------ ---------------------
-------------------------- ------------------ ---------------------
           20%                    30%                  8%
-------------------------- ------------------ ---------------------
-------------------------- ------------------ ---------------------
           30%                    40%                 10%
-------------------------- ------------------ ---------------------
--------------------------------------------- ---------------------
                  Over 40%                            12%
--------------------------------------------- ---------------------


ILD tariffs
Guaranteed payment amount  - not less than 20,000 rubles (excl. VAT).
-------------------------------------------------------------------
--------------------- ---------------------------- ----------------
Guaranteed payment            The surplus              Applied
amount for ILD            over the guaranteed         discount
services                    payment amount
--------------------- ---------------------------- ----------------
--------------------- --------------- ------------ ----------------
                      Ranging from:       To:
--------------------- --------------- ------------ ----------------
--------------------- --------------- ------------ ----------------
                           15%            20%            10%
From    20   to   80
thousand rubles
--------------------- --------------- ------------ ----------------
--------------------- --------------- ------------ ----------------
                           20%            30%            11%
--------------------- --------------- ------------ ----------------
--------------------- --------------- ------------ ----------------
                           30%            40%            12%
--------------------- --------------- ------------ ----------------
--------------------- --------------- ------------ ----------------
                           40%            60%            13%
--------------------- --------------- ------------ ----------------
--------------------- ---------------------------- ----------------

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                               Over 60%                  14%
--------------------- ---------------------------- ----------------
--------------------- --------------- ------------ ----------------
                           10%            15%            10%
From   80   to   100
thousand rubles
--------------------- --------------- ------------ ----------------
--------------------- --------------- ------------ ----------------
                           15%            20%            11%
--------------------- --------------- ------------ ----------------
--------------------- --------------- ------------ ----------------
                           20%            30%            12%
--------------------- --------------- ------------ ----------------
--------------------- --------------- ------------ ----------------
                           30%            40%            13%
--------------------- --------------- ------------ ----------------
--------------------- ---------------------------- ----------------
                               Over 40%                  15%
--------------------- ---------------------------- ----------------
--------------------- --------------- ------------ ----------------
                            5%            10%            10%
Over  100   thousand
rubles
--------------------- --------------- ------------ ----------------
--------------------- --------------- ------------ ----------------
                           10%            20%            12%
--------------------- --------------- ------------ ----------------
--------------------- --------------- ------------ ----------------
                           20%            30%            15%
--------------------- --------------- ------------ ----------------
--------------------- --------------- ------------ ----------------
                           30%            40%            16%
--------------------- --------------- ------------ ----------------
--------------------- ---------------------------- ----------------
                               Over 40%                  18%
--------------------- ---------------------------- ----------------


Beginning October 15, 2003 MMT subscribers will enjoy lower tariffs for calls on a number of international directions. In addition, from October 15, 2003 the Company will cancel its weekend tariffs: the tariff applicable to calls from 8 pm until 8 am on working days will be applied during weekends and holidays.


New ILD tariffs, rubles
--------------- ------------------------- -------------------------
  Direction         Automatic calls        Operator-managed calls
--------------- ------------------------- -------------------------
--------------- ---------------- -------- ----------------- -------
                  Peak hours     Off-peak    Peak hours     Off-peak
                  (from 8 am       hours     (from 8 am      hours
                 until 8 pm on             until 8 pm on
                 working days               working days)
--------------- ---------------- -------- ----------------- -------
--------------- ---------------- -------- ----------------- -------
Vietnam              22,50        15,00        30,00        22,50
--------------- ---------------- -------- ----------------- -------
--------------- ---------------- -------- ----------------- -------
Norway               9,00         6,00         20,00        15,00
--------------- ---------------- -------- ----------------- -------
--------------- ---------------- -------- ----------------- -------
Sweden               10,50        7,00         20,00        15,00

--------------- ---------------- -------- ----------------- -------
--------------- ---------------- -------- ----------------- -------
Finland              5,25         3,50         20,00        15,00
--------------- ---------------- -------- ----------------- -------
--------------- ---------------- -------- ----------------- -------
Finland (mob.)       10,50        7,00         20,00        15,00
--------------- ---------------- -------- ----------------- -------




For further details please contact

Dmitry Chukseyev
Head of PR
Tel.:+7 095 973 9973
Fax.+7 095 787 2850
e-mail: chukseyev@hq.rt.ru